UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)


                               Pharmanetics, Inc.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    71713J107
                                 (CUSIP Number)

                            Gregory Maloblocki, Esq.
                               Bayer Corporation
                                63 North Street
                                 Medfield, MA
                                  02052-1688

                                with a copy to:
                             Marilyn Mooney, Esq.
                           Fulbright & Jaworski L.L.P.
                           801 Pennsylvania Avenue, NW
                           Washington, D.C.  20004-2623
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 10, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  71713J107                                        Page 2 of 6 Pages

1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer Corporation

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY

4          SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.9%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  71713J107                                       Page 3 of 6 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer Aktiengesellshaft

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY

4          SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.9%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  71713J107                                       Page 4 of 6 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Bayer HealthCare LLC

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) | |
           (b) [ ]

3          SEC USE ONLY

4          SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
           [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

                            7        SOLE VOTING POWER
                                     0
        NUMBER OF
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  2,050,000
         OWNED BY
           EACH             9        SOLE DISPOSITIVE POWER
        REPORTING                    0
          PERSON
           WITH             10       SHARED DISPOSITIVE POWER
                                     2,050,000

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,050,000

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
           [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.9%

14         TYPE OF REPORTING PERSON
           00

CUSIP No.  71713J107                                       Page 5 of 6 Pages

Item 4.    Purpose of Transaction.

     On October 10, 2003, Bayer Corporation's (the "Company") representative on the Issuer's board of directors resigned as a director. Pursuant to the Common Stock Purchase Agreement dated April 23, 2001 between the Company and the Issuer, as amended April 30, 2003 (the "Agreement"), the Company is entitled to designate a new nominee for election by the board of directors to serve until the immediately succeeding annual meeting of shareholders. The Company has advised the Issuer that it does not currently plan to make such a designation. Such a decision, however, does not constitute a waiver of the Company's rights to so designate in the future prior to the next meeting of shareholders at which directors will be elected, nor does it preclude the Company from exercising its rights under the Agreement to designate a director nominee in connection with the Issuer's next meeting of shareholders at which directors will be elected.

CUSIP No.  71713J107                                     Page 6 of 6 Pages



                                    Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true and correct.

Date:  October 14, 2003              BAYER CORPORATION


                                By:  /s/ Joseph A. Akers
                                     -------------------------
                                     Joseph A. Akers
                                     Executive Vice President,
                                     Chief Administrative and Financial Officer

                                     BAYER HEALTHCARE LLC


                                By:  /s/ Frank Wenzel
                                     ------------------------
                                     Frank Wenzel
                                     Vice President, Biltroller and
                                     Chief Accounting Officer



                                     BAYER AKTIENGESELLSHAFT


                                By:  /s/ Klaus Kuehn
                                     ------------------------
                                     Klaus Kuehn
                                     Member, Board of Management